

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

Stephen C. Smith
Chief Executive Officer
Seaport Global Acquisition Corp
360 Madison Avenue, 20 th Floor
New York, NY 10017

> **Re: Seaport Global Acquisition Corp**
> **Amendment No. 1 to Proxy Statement on Schedule 14A**
> **Filed August 23, 2021**
> **File No. 001-39741**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Proxy Statement Filed on August 23, 2021

"Provisions in the Proposed Charter and Delaware law may have the effect of discouraging lawsuits...", page 63

1. We note your revised disclosure in response to comment 53. Please revise to state that your proposed charter provides an exclusive federal forum (the federal district courts of the United States of America) for claims that arise under the Securities Act.

Unaudited Pro Forma Condensed Combined Financial Information, page 70

2. We note your revised disclosure on page 71 in response to comment 13. Please revise to disclose how you determined that 32,770,000 Redbox Rollover Shares will be exchanged in the merger, as this entity's June 30, 2021 balance sheet indicated that it had 31,174,806 shares issued and outstanding at that date.

3.   Refer to footnotes (L) and (EE) - Please explain why the percentages used in calculating the amounts of the adjustments to non-controlling interests in footnotes (L) and (EE) under the no redemptions and maximum redemption scenarios differ from those in the table on the bottom of page 71.

4.   Refer to footnote (C) - We note from your response to comment 17 that you have not reflected an adjustment for the $15,000 of estimated transaction fees in your pro forma statement of operations for 2020 as you believe these costs represent estimated transaction costs that will be capitalized as part of the business combination as they are direct incremental costs of the transaction. Furthermore, you indicate that your accounting treatment is appropriate pursuant to the guidance in SAB Topic 5:A, which relates to costs incurred in connection with an offering. As these appear to represent transaction costs of the business combination, rather than offering costs that should be expensed pursuant to the guidance in ASC 805-10-25-23, it appears they should be reflected in an adjustment to your pro forma statement of operations for the year ended December 31, 2020 pursuant to Rule 11-02(a)(6)(i)(B). Please advise or revise as appropriate.

5.   Refer to footnote (CC) - Please revise to disclose the amount of debt to be repaid and the related interest rates that were used to calculate or determine the adjustments to interest expense as a result of the planned debt repayments under each scenario.

6.   Refer to footnote (DD) - We note your revisions to footnote (DD) in response to comment 26 but are still unclear as to how your pro forma adjustments to the income tax benefit were determined. Please revise to disclose your calculation of the adjustments to your pro forma income tax benefit under each scenario and for each period presented in your pro forma statements of operation.

7.   Refer to footnote (GG) - Please revise to explain in further detail how you calculated or determined the weighted average shares outstanding attributable to the controlling interest under each scenario and for each period presented.

SGAC's Board of Directors' Reasons for the Approval of the Business Combination, page 110

8.   We note your response to comment 32. Please disclose the information in your response in your proxy statement, so that investors can understand how management views the significant barriers to entry.

Impact of COVID-19 and Emerging Industry Trends, page 167

9.   Your revised disclosure in response to comment 42 indicates that the company's business strategy of growing its digital video on demand (VOD) service is based largely on mitigating the effect of subscription services (i.e. Netflix, HBO Max and Amazon Prime). It appears the continued decline in the number of new movie releases in the first half of 2021, coupled with the trend of consumers moving to competitors' streaming services to meet their video entertainment needs, has put competitive strains on your business. Please revise your discussion to provide a more detailed discussion of how industry and

consumer trends are expected to continue to impact your business through the remainder of 2021 and 2022. Refer to Item 303(b)(2)(ii) of Regulation S-K.

Redbox Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Six months ended June 30, 2021 compared to the six months ended June 30, 2020
Segment Discussion, Legacy Business, page 172

10.   Please revise and expand your discussion regarding the impact of the major trends and uncertainties resulting from the COVID-19 pandemic that have affected the movie industry, including the further delayed release of new major movies into mid-2022 including *Top Gun: Maverick* and *James Bond's No Time to Die* on your Legacy Business segment. We note that the movie studios, including Paramount, have delayed the release of these movies, rescheduled the production of others, and have sold new productions directly to streaming services. Refer to Item 303(b)(2)(ii) of Regulation S-K and CF Disclosure Guidance: Topic 9A issued on June 23, 2020.

Redwood Intermediate, LLC Consolidated Audited Financial Statements For the Years Ended December 31, 2020, 2019 and 2018
Notes to Audited Financial Statements
Note 4. Goodwill and Intangible Assets, page F-73

11.   Referencing your responses to comments 45 and 50, please revise your disclosure to include a description of potential events, changes in your business strategy, and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in your goodwill impairment testing. For example, please discuss potential changes in the number and timing of theatrical releases in the second half of 2021 and 2022, as well as the competing distribution channels for new movies on your Legacy business reporting unit goodwill. Comply with this comment in your discussion of critical accounting policies in MD&A and in your disclosures in Note 4 to your interim financial statements.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Robert Shapiro at (202) 551-3273 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Frank Lopez